UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
February 2, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 2, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatality at Harmony’s Masimong mine
Johannesburg. Friday, 30 January 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a locomotive accident at its Masimong mine in the Free State this afternoon resulted in the death of a mineworker.
Management together with the Department of Minerals and Energy will commence investigations on Monday, 2 February 2009.
Harmony’s Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the family of the deceased.
ends.
Issued by Harmony Gold
Mining Company Limited
30 January 2009
For more details contact:
Tom Smith
Chief Operating Officer
South Region
on +27 (0)84 499 6051
or
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
or
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

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